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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)



Aqua Care Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


038373304
--------------------------------------------------------------------------------
                                 (CUSIP Number)
Peter Rossi
641 Lexington Ave 29th Floor
New York, NY 10022
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


March 1, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                              13D                   Page 2 of    Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


Peter Rossi
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    22,750
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          190,850
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    22,750
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    335,150
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     335,150
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     11.85
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                              13D                   Page    of    Pages


________________________________________________________________________________
Item 1.  Security and Issuer.
     Common Stock
     Aqua Care Systems, Inc.
     11820.W. 37th St.
     Coral Springs, FL 33065
________________________________________________________________________________
Item 2.  Identity and Background.

     (a) Peter C. Rossi

     (b) 641 Lexington Ave 29th Fl. New York, NY 10022

     (c) Bloomingdale Properties 641 Lexington Ave 29th Fl. NY, NY 10022

     (d) None

     (e) None

     (f) USA

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     Working Capital

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     (a) The acquisition was made for investment purposes with the intent to acquire up to twenty percent of the outstanding common stock of the issuer.
     (b)

     (c)

     (d)

     (e)

     (f)

     (g)

     (h)

     (i)

     (j)

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) 335,150 shares of common stock approximately 11.85%.

     (b) Sole voting power          22,750 shares
         Shared voting power       190,850 shares
         Sole power to dispose      22,750 shares
         Shared power to dispose   335,150 shares

     (c)

     (d) n/a

     (e) n/a

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.



________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  March 22, 1999
                                        ----------------------------------------
                                                         (Date)


                                             /S/ Peter Rossi
                                        ----------------------------------------
                                                       (Signature)


                                             Peter Rossi
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).